Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        The Board of Directors of TC Energy Corporation

        We, KPMG LLP, consent to the use of our report dated February 12, 2020, on the consolidated financial statements of TC Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2019 and December 31, 2018, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2019, and the related notes, and our audit report dated February 12, 2020 on the effectiveness of internal control over financial reporting which are incorporated by reference herein and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

/s/ KPMG LLP

Chartered Professional Accountants
January 8, 2021
Calgary, Canada